Vector Acquisition Corporation III

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

January 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Vector Acquisition Corporation III

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254258

Ladies and Gentlemen:

On March 12, 2021, Vector Acquisition Corporation III, a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-254258) (together with the exhibits and supplements thereto, and as subsequently amended from time to time, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Debbie P. Yee, P.C., legal counsel to the Company, at (713) 836-3630 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Vector Acquisition Corporation III

By:	/s/ Alex Slusky
Alex Slusky
Chief Executive Officer

Enclosures

cc: Debbie P. Yee, P.C. (Kirkland & Ellis LLP)